UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

PuffCuff LLC

Legal status of issuer

    Form

    Limited Liability Company

    Jurisdiction of Incorporation/Organization

    Delaware

    Date of organization

    August 5, 2013

Physical address of issuer

1800 Sandy Plain Industrial Pkwy
Building 100, Suite 120
Marietta, GA 30066

Website of issuer

https://www.thepuffcuff.com/

Current number of employees

12

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$415,133	$404,658
Cash & Cash Equivalents	$12,866	$23,867
Accounts Receivable	$62,712	$5,421
Short-term Debt	$226,109	$222,522
Long-term Debt	$674,108	$273,871
Revenues/Sales	$2,006,807	$2,449,345
Cost of Goods Sold (1)	$449,153	$778,807
Taxes Paid	$0	$0.00
Net Income	-$203,628	$87,779

(1) This amount represents the cost of revenues.

April 30, 2022

FORM C-AR

PuffCuff LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by PuffCuff LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.thepuffcuff.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 30, 2022.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

EXHIBIT A - FINANCIAL STATEMENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PuffCuff LLC (the "Company" or "PuffCuff") is a Delaware limited liability company, formed on August 5, 2013.

The Company is located at 1800 Sandy Plain Industrial Pkwy, Bldg 100, Suite 120, Marietta, GA 30066.

The Company's website is https://www.thepuffcuff.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company manufactures and sells the only hair clamp for thick, curly or textured hair. Every other available accessory on the market used to bundle hair operates by cinching hair down to the smallest point of resistance, which causes pain, tension and stress on both the hair and the head. The PuffCuff works the opposite way. The user must gather hair first, clamp the PuffCuff around the collected hair and then release allowing the hair to fall freely. The density and thickness of the hair force outward pressure on the clamp, thereby keeping it closed and eliminating pain, tension and stress on the hair and head. The PuffCuff is manufactured (in the USA) in four sizes with each size operating in the same manner.

The Company conducts business in the state of Georgia and sells products through the internet throughout the United States and internationally. The Company has had sales in the following territories outside of the United States: Canada, United Kingdom, Australia, Spain, Germany, France, Netherlands, India, Poland, Ireland, Kuwait, Brazil, Switzerland, Mexico, Trinidad And Tobago, United Arab Emirates, Cayman Islands, Sweden, Bermuda, Singapore, Martinique, New Zealand, Norway, Guadeloupe, Jamaica, Belgium, Saudi Arabia, Austria, Hong Kong, Barbados, Bahamas, Philippines, Denmark, Iceland, Zambia, Italy, Saint Kitts And Nevis, Sierra Leone, Romania, Japan, Finland, Egypt, Albania, Israel, Hungary, Netherlands Antilles, Thailand, Latvia, Nigeria, Malaysia, Czech Republic, South Korea, Argentina, U.S. Virgin Islands, Panama, Greenland, and Chile.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any early stage company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has raised in its most recently closed Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular product or product component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including licenses in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that

others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If our intellectual property rights are not adequately protected, we may be unable to keep other companies from competing directly with us, which could result in a decrease in our market share.
Policing the unauthorized use of proprietary rights is difficult and time-consuming. The Company cannot guarantee that no harm or threat will be made to our intellectual property. If a third party infringes on our intellectual property and we fail to pursue legal action against them (or pursue such an action and are unsuccessful), we may be unable to execute our business plans, and Purchasers may lose some or all their investment.

Our products could infringe upon the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.
Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may be required to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third-party's patents. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Further, we may be prohibited from selling our products before we obtain a license from the owner of the relevant product. If such a license is available, it may require us to pay substantial royalties.

We may implement a product recall or voluntary market withdrawal due to product defects or product enhancements and modifications, which would significantly increase our costs.
The manufacturing and marketing of products involves an inherent risk that our products may prove to be defective. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall of one of our products, or a similar product manufactured by another manufacturer, could impair sales of the products we market as a result of confusion concerning the scope of the recall.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, especially the Company's Founder, Ceata Lash; however, the Company has not purchased any insurance policies with respect to Mrs. Lash or any of those other key individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We may fail to attract and retain qualified personnel.
Our ability to operate and grow our business depends on our ability to attract and retain employees with the skills necessary to operate and maintain our facilities, produce our products and serve our customers. The increasing demand for qualified personnel may make it more difficult for us to attract and retain qualified employees. If we fail to attract and retain qualified personnel, or if we experience labor shortages, we may experience higher costs and other difficulties, and our business may be adversely impacted.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new product offerings. This requires a high level of innovation by our team. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and personal care trends. We must continue to respond to market demands and develop leading products, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new products.

We will be dependent on manufacturing processes that require a significant degree of technical expertise.

Many of the manufacturing processes required to produce our products depend upon a significant degree of technical expertise. If these third-party vendors and manufacturers fail to produce to our specifications or inadvertently use defective materials in the manufacturing process, the reliability and performance of our products will be compromised.

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company will be subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

The Company plans to use commercially reasonable efforts to adopt policies and procedures designed to comply with applicable laws. The growth of our business and our expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of our products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Distributions made pursuant to the terms of the Company's Limited Liability Company Agreement may detract from the capital the Company could otherwise deploy to improve its business.

Management of the Company may, out of funds lawfully available therefor, declare distributions to be distributed to members of the Company. Any capital used to pay distributions detracts from the capital available for the Company to deploy in developing its business. Diverting the funds from the Company's operations may put the Company at a significant disadvantage in comparison to its competitors who do not make similar distributions or dividend payments. This disadvantage may have an adverse impact on the operations and financial conditions of the Company.

Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.

Operational risks, such as misconduct and errors of the Company's employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm. The Company's employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use, or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by the Company's employees, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. The Company's ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject the Company to financial losses or regulatory sanctions and materially harm our reputation, financial condition, and operating results.

We rely on trade secrets, patented and unpatented proprietary know-how and continuing technological innovation, which we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business.

We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. These individuals may breach these confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and these disputes may not be resolved in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary technology similar to ours.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our operations and customers or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our business and financial performance may be adversely affected by future increases in raw material and other operating costs.
Our primary raw material is plastic. The cost of plastic may, at times, fluctuate greatly because of factors such as shortages or surpluses created by market or industry conditions. Although we may raise the selling prices of our products in response to raw material price increases, sometimes raw material prices may increase so quickly or to such levels that we may be unable to pass the price increases through to our customers on a timely basis, which may adversely affect our operating margins. We cannot give assurance that we will be able to pass such price increases through to our customers on a timely basis and maintain our margins in the face of raw material cost fluctuations in the future.

Additionally, price increases on our products may be required to help offset increases in other operating costs as well, such as energy, freight, employee benefits and insurance. Although we will seek to realize the full benefit of these announced price increases, our ability to do so will be dependent on numerous factors, such as customer acceptance of these increases, market dynamics including supply and demand, and contractual commitments that may prescribe the timing and amount of future price increases, without direct market correlation. For all these reasons, we may not be able to realize the full benefits of pricing increases that we announce and work to implement.

Changes in the prices of our products could materially affect our financial condition, results of operations, and liquidity.
Macroeconomic conditions and fluctuations in industry capacity can create changes in prices, sales volumes, and margins for our products. Prices for our products are driven by many factors, including demand for our products, industry capacity and decisions made by other producers with respect to capacity, and other competitive conditions in our industry. These factors are affected by general global and domestic economic conditions. We have little influence over the timing and extent of price changes of our products, which may be unpredictable and volatile. If supply exceeds demand, industry operating conditions deteriorate or other factors result in lower prices for our products, our earnings and operating cash flows would be harmed.

If business, political, and economic conditions change in an adverse manner, our business, results of operations, liquidity, and financial position may be harmed.
General global and domestic economic conditions directly affect the levels of demand and production of consumer goods, levels of employment, the availability and cost of credit, and ultimately, the profitability of our business. If economic conditions deteriorate and result in higher unemployment rates, lower disposable income, unfavorable currency exchange rates, lower corporate earnings, lower business investment, and lower consumer spending, we may experience lower demand for our products, which is largely driven by demand for products of our customers which utilize our products (namely, hair care accessories). If economic conditions result in higher inflation, we may experience higher production and transportation costs, which we may not be able to recover through higher prices or otherwise. In addition, changes in trade policy, including renegotiating or potentially terminating existing bilateral or multilateral agreements as well as the imposition of tariffs, could impact global markets and demand for our products and the costs associated with certain of our capital investments. Further changes in tax laws or tax rates may have a material impact on our future cash taxes, effective tax rate or deferred tax assets and liabilities. These conditions are beyond our control and may have a material impact on our business, results of operations, liquidity, and financial position.

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales, and/or negatively affect our results of operations and financial condition.
Our business depends on continuous operation of our contracted facilities. Any of our manufacturing facilities, or any of the machines within such facilities, could cease operations unexpectedly for a significant period of time due to a number of events, including:

- Unscheduled maintenance outages.

- Prolonged power failures.

- Equipment or information system breakdowns or failures.

- Disruption in the supply of raw materials, such as plastic, energy or chemicals.

- A spill or release of pollutants or hazardous substances.

- Closure or curtailment related to environmental concerns.

- Labor difficulties.

- Disruptions in the transportation infrastructure, including roads, bridges, railroad tracks, and tunnels.

- Fires, floods, earthquakes, hurricanes, or other catastrophic events.

- Terrorism or threats of terrorism.

- Other operational problems.

These events could harm our ability to produce our products and serve our customers and may lead to higher costs and reduced earnings.

We may be subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.
From time to time, we may be involved in litigation and other proceedings, including matters related to product liability claims, commercial disputes and intellectual property, as well as trade, regulatory, employment, and other claims related to our business. Any of these proceedings could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on our business, financial condition, and results of operations. In addition, any proceeding could negatively impact our reputation among our customers and our brand/image.

There is no guarantee that sufficient sale levels will be achieved.
There is no guarantee that our expenditure of money on distribution and marketing efforts will translate into sufficient sales to cover our expenses and result in profits. Consequently, there is a risk that Purchasers may lose all of their investment.

Our development, marketing, and sales activities are limited by our size.
Because of our relative size, we may be required to limit our product development, marketing, and sales activities to the amount of capital we raise. As such, we may not be able to complete our production and business development program in a manner that is as thorough as we would like. We may not ever generate sufficient revenues to cover our operating and expansion costs.

We may implement a product recall or voluntary market withdrawal due to product defects or product enhancements and modifications, which would significantly increase our costs.
The manufacturing and marketing of products involves an inherent risk that our products may prove to be defective. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall of one of our products, or a similar product manufactured by another manufacturer, could impair sales of the products we market as a result of confusion concerning the scope of the recall.

We are subject to critical accounting policies and actual results may vary from our estimates.
We follow accounting principles generally accepted in the United States of America in preparing our financial statements. In preparing the financial statements, we must make many estimates and judgments about future events. These affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. We believe that these estimates and judgments are reasonable, and we make them in accordance with our accounting policies based on information available to us at the time. Actual results, however, could differ from our estimates, and this could require us to record adjustments to the reported amounts of

assets and liabilities, change the disclosures related to contingent assets and liabilities, and/or adjust the recorded amounts of revenues and expenses. These changes could be material to our financial condition and results of operations.

Our business could be adversely affected by the effects of health epidemics, including the global COVID-19 pandemic.

In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Form C-AR is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. Although retailers which carry our products may be considered essential businesses and therefore be allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory to our customers. Further, such risks could also adversely affect retail customers' financial condition, resulting in reduced spending on our products. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our sourcing partners who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our sourcing partners.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

PuffCuff LLC manufactures and sells the only hair clamp for thick, curly or textured hair. Every other available accessory on the market used to bundle hair operates by cinching hair down to the smallest point of resistance, which causes pain, tension and stress on both the hair and the head. The PuffCuff works the opposite way. The user must gather hair first, clamp the PuffCuff around the collected hair and then release allowing the hair to fall freely. The density and thickness of the hair force outward pressure on the clamp, thereby keeping it closed and eliminating pain, tension and stress on the hair and head. The PuffCuff is manufactured (in the USA) in four sizes with each size operating in the same manner.

Business Plan

Our mission is to achieve long-term, global leadership in the beauty and personal care industry by providing styling tools designed specifically for those with curly or textured hair. We plan to distribute our products to adults, children, females and males with thick, curly or textured hair.

The Company's Products and/or Services

Product / Service	Description	Current Market
PuffCuff Hair Clamps	High-quality hair styling tools designed specifically for those with curly or textured hair that eliminates pain, tension and stress on the hair and head caused by traditional rubber and elastic bands that tug and rip hair, causing pain each time they're worn and removed.	Business to consumer market: Adults, children, females and males with thick, curly or textured hair.

Competition

While there are apparent competitors such as rubber bands and bobby pins, these are used for straight hair. When PuffCuff was first retailed in 2014, there were no other products on the market designed specifically for curly or textured hair, clearly illustrating our customer's pain point. In late 2018 we discovered two knockoffs of the PuffCuff, but due to their inferior quality they are not considered viable competition.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Competitive Advantages

- No current quality competing product in the curly and textured hair market segment
- First-mover advantage
- E-Commerce distribution (PuffCuff Portal, PuffCuff Wholesale, Amazon US, E-Bay International and Walmart.com)
- Solid history of excellent customer acceptance and referrals
- High-quality, cost-effective manufacturing process based in U.S.
- Proven Sales: Over 560,000 units sold to date
- Global retail distribution through Sally Beauty Supply

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources.   The PuffCuff is manufactured in the USA, and the Company has a global retail agreement with Sally Holdings, LLC ("Sally") for the sale of PuffCuff products in Sally Beauty Supply Stores and related e-commerce platforms internationally, including in the "Exclusive Territory." The Exclusive Territory includes North America, South America, the United Kingdom, Belgium, Germany and France. The sales channels include all future stores owned, operated or licensed by Sally; internet, mobile and other e-commerce sites owned, operated and/or fulfilled by and/or affiliated with Sally. The Company retains the right to distribute PuffCuff-branded products (i) anywhere outside the Exclusive Territory (but not for resale in the Exclusive Territory), (ii) through e-commerce on its website (on terms not resulting in sales at less than the cost of the PuffCuff products sold by Sally), (iii) direct response channels (e.g. QVC and HSN) and (as to bona fide excess product and/or discontinued product inventory) in off-price retail channels approved by Sally.

Adults, children, females and males with thick, curly or textured hair are our target customer base. Approximately sixty-six (66%) of the world's population has curly or textured hair. The styling tool specifically created for this market, the PuffCuff, is positioned to realize significant gains in a market where the only alternatives for clients are rubberized bands and other constricting devices. There are five main curly-hair demographic segments targeted by PuffCuff: African American, Afro-Latina, Latina, Brazilian and White.

Intellectual Property

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Date of Patent	Country
D870,378	DESIGN US Patent	Hair clamp	7/19/2018	12/17/2019	USA
9,585,453	UTILITY US Patent	Device for clamping thick, textured or coily hair	4/2/2014	3/7/2017	USA
D715,997	DESIGN US Patent	Hair clamp	4/2/2014	10/21/2014	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4660613	IC 026. US 037 039 040 042 050. G & S: Hair accessories, namely, claw clips; Hair accessories, namely, jaw clips; Hair accessories, namely, plastic styling inserts that create height and volume on the crown of the head; Hair accessories, namely, hair cuff; Hair clamps.	PUFFCUFF	9/2/2013	12/23/2014	USA

5085828	IC 026. US 037 039 040 042 050. G & S: Hair clamps.	GATHER IT, **PUFFCUFF** IT AND GO	3/30/2016	11/22/2016	USA
5474108; Int'l Registration Number 1501733	IC 026. US 037 039 040 042 050. G & S: Hair clamps; Hair clips; Hair accessories, namely, claw clips; Hair accessories, namely, jaw clips; Hair accessories, namely, snap clips; Hair curl clips; Clam clips for hair.	PUFFCUFF	9/9/2017	5/22/ 2018	USA and International

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities and international laws. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending or, to the Company's knowledge, threatened, against the Company.

MANAGERS AND OFFICERS

The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ceata E. Lash	Inventor and Manager	From August 2013 to the present, creating, planning, implementing, and integrating the direction of the Company. Managing the overall creative and logistics needs of the Company.	B.F.A. in Visual Communications from Northern Illinois University
Garrett D. Lash	CEO and Manager	From August 2013 to the present, providing guidance and direction in the area of company strategy, operations, financial planning, budgeting, cash flow and policy matters of the Company.	B.S. Degree in Mechanical Engineering from Northern Illinois University and an M.S. Degree in Computer Science from DePaul University

Indemnification

To the fullest extent permitted by Delaware law, the Company will indemnify the managers and its officers from and against all costs of defense (including reasonable fees), judgments, fines, and amounts paid in settlement suffered by a manager or officer because a manager or officer was made a party to an action because the manager or officer is or was a manager or an officer of the Company or an officer, manager, partner, or manager of another person at the request of the Company, and make advances for expenses to such managers and officers with respect to such matters to the maximum extent permitted under applicable law.

Employees

The Company currently has a total of 12 employees in the state of Georgia.

CAPITALIZATION AND OWNERSHIP

Capitalization

The membership interests in the Company represent, in the aggregate, the entire equity capitalization of the Company and are designated as units ("Units"). The Company is authorized to issue Units as Class A, Class B or CF Shadow Series Units, with such rights, benefits and privileges as shall be determined by the Company's Board of Managers in its sole discretion. The maximum number of Units that may be issued by the Company is 16,000,000, (i) of which 15,000,000 are designated Class A Units and (ii) 1,000,000 are designated Class B Units. There are no Class B Units or CF Shadow Series Units outstanding.

Outstanding Units

As of the date of this Form C-AR, the Company's outstanding Units consists of:

Type	Class A Units
Amount Outstanding	8,000,000
Voting Rights	1 vote per unit
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Managers may decide at some point in the future to issue additional Units, which may dilute the value of the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100.00%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

15

Type	Series 2020 Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)
Amount Outstanding	$174,408.78*
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Managers may decide at some point in the future to issue additional Units, which may dilute the value of the Crowd SAFE. The percentage ownership represented by the CF Shadow Series Units into which the Series 2020 Crowd SAFEs are convertible is subject to, among other things, the price per Unit at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 174,408 Units being issued pursuant to the conversion. A lower conversion price will result in proportionally more units being issued, and a higher conversion price will result in proportionally less units issued.

*Includes the 2% commission payable to the Intermediary, OpenDeal Portal LLC dba Republic, of the total number of the securities sold in the offering.

Type	Venture Capital Loan (Convertible Note)
Amount Outstanding	$420,000
Voting Rights	None; however, if any Repayment Amount (as defined in the Note) is converted into Class A Units in accordance with the terms of the Note, each Class A Unit will have 1 vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Note may convert to Class A Units in the future, which could dilute the Security.

Outstanding Debt

The Company has the following debt outstanding:

Type	Working Capital – Advance on Purchased Receivables
Amount Outstanding	$52,114.20; the dollar amount of the purchased receivables is the "Total to Remit".
Interest Rate and Amortization Schedule	15% (the "Remittance Rate") of daily revenue until receipt of entire amount of the Total to Remit
Description of Collateral	(a) all bank accounts associated with the receivables purchaser's service accounts, any business accounts owned by the Company and all balances in such accounts, (b) all personal property of any kind, including but not limited to the Company's accounts (including all receivables, chattel paper, documents, deposit accounts, equipment, goods, general intangibles, instruments, documents, and inventory (as each of those terms is defined in the Uniform Commercial Code, as in effect from time to time under the laws of the state of Virginia (the "UCC"), (c) all money, cash equivalents, and other assets that now or hereafter come into the possession, custody or control of the receivables purchaser or any receivables custodian, and (d) all cash and noncash proceeds (as defined in the UCC) of each of the items described in sections (a)-(c) and products, whether tangible or intangible, of any of the foregoing. The security interest includes all collateral that the Company currently owns or may acquire in the future.
Other Material Terms	On each banking day, the Company must deliver an amount equal to the Remittance Rate multiplied by the receivables for such day ("Remittance Payment"), and this will continue until the total Remittance Payments received by Us equal the Total to Remit. The purchaser of the receivables may authorize ACH amounts from any accounts of the Company until the Total to Remit is paid in full.
Maturity Date	Remittance Payments must be made until the total Remittance Payments received by the purchaser of the receivables equals the Total to Remit.

Type	Line of Credit
Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	From the date of the Note through August 22, 2022, the interest rate is a variable rate based on Wall Street Journal Prime index plus 3.00%. Note: The "Prime Rate" is a reference for fixing the lending rate for commercial loans. Effective as of August 22, 2022, and thereafter, the interest rate will be a variable rate equal to the Prime Rate published in the Money Rates section of the Wall Street Journal effective as of August 22, 2022 plus 3.00% per annum. Repayment Schedule: 36 consecutive monthly payments of accrued interest due on the 22nd day of each month beginning on September 22, 2019, followed by 84 equal monthly payments of principal and interest sufficient to fully amortize the loan balance as of August 22, 2022 over a 84 month period beginning on August 22, 2022, with the final payment of all amounts owed due and payable on August 22, 2029.
Description of Collateral	A second lien against all equipment, fixtures, trade fixtures, inventory, accounts, instruments, chattel paper, general intangibles, documents, farm products, deposit accounts, and investment property whether now owned or hereafter acquired, which may be or become located upon the property known as evidenced by the Small Business Administration Security Agreement executed of even date by and between the lender and the Company, as perfected by the UCC Financing Statement in favor of the lender. A collateral assignment of life insurance in favor of the lender, insuring the life of Ceata Lash in the amount of $100,000.
Other Material Terms	The Company can only use proceeds of the loan for closing costs and working capital and agrees not to use any proceeds of the loan for personal, individual, household or non-business purposes. The Company may prepay 20 percent or less of the unpaid principal balance at any time without notice. If the Company prepays more than 20 percent and the loan has been sold on the secondary market, the Company must: a. Give the lender written notice; b. Pay all accrued interest; and c. If the prepayment is received less than 21 days from the date the lender receives the notice, pay an amount equal to 21 days' interest from the date the lender receives the notice, less any interest accrued during the 21 days and paid under subparagraph b., above.

Maturity Date	August 22, 2029
Type	Economic Injury Disaster Loan - SBA Loan Covid-19 Relief
Amount Outstanding	$250,300
Interest Rate and Amortization Schedule	3.75% per annum; installment payments, including principal and interest, of $1273.00 monthly, beginning 24 months from the date of the promissory Note (7/27/2021).
Description of Collateral	The collateral includes the following property that the Company now owns or will acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company granted includes all accessions, attachments, accessories, parts, supplies and replacements for the collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	The Company must use all the proceeds of the loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter. Anyone who wrongfully misapplies any proceeds of the loan will be civilly liable to Small Business Administration for one and one-half times the proceeds disbursed, in addition to other remedies allowed by law.
Maturity Date	July 27, 2051

Type	Senior Unsecured Revenue Loan Agreement (Convertible Promissory Note) *
Amount Outstanding	$420,000
Interest Rate and Amortization Schedule	Under the Note, the Company pays a 3% Revenue Percentage (as defined in the Note) by the 15th day of each month. The interest rate on this Note is a function of the time it takes the Company to repay the Repayment Amount. The "Repayment Amount" means $420,000, less any payments received by the Investor from the Company, or such other amount as agreed to in writing by the Investor and the Company. To the extent allowed under applicable law, the Revenue Percentage will not be considered interest under state usury laws.
Description of Collateral	None.
Other Material Terms	At any time on or after the Optional Conversion Date (October 1, 2026), upon an Event of Default or upon a Qualified Financing, the Investor shall, at its sole option, pursuant to a written notice to the Company, be entitled to convert the Repayment Amount outstanding under this Note into duly authorized, validly issued, fully paid and nonassessable Class A Units (upon an Event of Default) or such class of units offered by the Company to investors in a Qualified Financing upon the closing of a Qualified Financing (each as defined below).
Maturity Date	At any time on or after the Optional Conversion Date (October 1, 2026), upon an Event of Default or upon a Qualified Financing (an equity raise of at least $1,000,000), the Investor shall, at its sole option, pursuant to a written notice to the Company, be entitled to convert the Repayment Amount outstanding under this Note into duly authorized, validly issued, fully paid and nonassessable Class A Units (upon an Event of Default) or such class of units offered by the Company to investors in a Qualified Financing upon the closing of a Qualified Financing. All capitalized terms used and not defined in this chart shall have the meanings as set forth in the Note.

*Also referenced above as an additional security outstanding.

The total amount of outstanding debt of the Company is $770,300.

Previous Offerings of Securities

The Company has conducted the following securities offerings in the past three (3) years:

Security Type	Money Raised	Number of Investors	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)	$170,989	799	Product Development; Warehouse and Office Space Buildout; Product/Supply Chain/Inventory; Sales and Marketing; Personnel	January 1, 2021	Regulation CF
Senior Unsecured Revenue Loan Agreement (Convertible Promissory Note)	$300,000	1	Payroll, Hiring of Supply Chain Analysts and Bookkeeping Analysts, Larger Space for Operations and Warehousing, Additional Inventory, Packaging Machinery setup and operation, marketing, tooling for new products, current debt payoff and restructuring	July 30, 2021	Section 4(a)(2)

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Ceata Lash	8,000,000 Class A Units	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Information

Total Income	Taxable Income	Total Tax
To be determined.	To be determined.	To be determined.

An extension has been filed for the Company's Federal and State Income Tax Returns for the period ending December 31, 2021, and this Form C-AR will be amended to include the tax information for the above chart as soon as practicable upon the determination of said information and the filing of said tax returns.

Operations

PuffCuff LLC (the **"Company"**) was formed on August 5, 2013 under the laws of the State of Delaware and is headquartered in Marietta, Georgia.

Liquidity and Capital Resources

On January 1, 2021, the Company successfully funded and closed an offering pursuant to Regulation CF and raised $170,989.

The Company currently has the following outside sources of capital other than the proceeds from the Offering:

On July 30, 2021, the Company successfully closed a venture debt transaction pursuant to Section 4(a)(2) of the Securities Act and received an investment of $300,000.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the coming six months. The Company plans to make appropriate expenditures in the future consistent with planned growth and expansion.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

The Company complied with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Garrett D. Lash, certify that the financial statements of PuffCuff LLC included in this Form C-AR are true and complete in all material respects.

/s/ Garrett D. Lash

_____

(Signature)

Garrett D. Lash

_____

(Name)

 Manager and Chief Executive Officer

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ceata E. Lash

_____

(Signature)

Ceata E. Lash

_____

(Name)

Manager

_____

 (Title)

April 30, 2022

_____

(Date)

/s/ Garrett D. Lash

_____

(Signature)

/s/ Garrett D. Lash

_____

(Name)

Manager and Chief Executive Officer

_____

(Title)

April 30, 2022

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financials

(see attached)

PuffCuff LLC

(a Delaware Liability Company)

Unaudited Financial Statements
Period of January 1, 2020 through December 31, 2021

Financial Statements

PuffCuff LLC

Table of Contents

PUFFCUFF LLC
BALANCE SHEET
As of December 31, 2021 and 2020
(Unaudited)

	2021		2020
ASSETS			
Current Assets	$		$
Cash and cash equivalents	12,866		23,867
Accounts receivable	62,712		161,781
Inventory	273,502		79,755
Deposits	11,932		26,703
Prepaid expenses	3,301		2,843
Total Current Assets	364,313		294,949
Fixed assets, set	50,820		33,847
Total Assets	$ 415,133		$ 328,796
LIABILITIES AND MEMBER'S CAPITAL			
Current Liabilities	$		$
Accounts payable	79,178		98,045
Accrued expenses	86,369		103,816
Short-term loan	60,562		20,023
Total Current Liabilities	226,109		221,884
Long Term Liabilities			-
1843 Venture Funding	420,000		
Debt Issuance Cost	(120,000)		
Ascentium Capital	23,808		-
SBA Loan	250,300		150,000
Shopify Capital	-		25,759
Line of credit	100,000		95,250
Total Liabilities	900,217		492,893
MEMBER'S CAPITAL			
Member's equity	(689,316)		(571,956)
Net Income (Loss)	204,232		407,859
Total Member's Capital	(485,084)		(164,097)
Total Liabilities and Member's Capital	$ 415,133		$ 328,796

PUFFCUFF LLC
STATEMENT OF OPERATIONS
As of December 31, 2021 and 2020
(Unaudited)

		2021		2020
Revenues	$	2,006,807	$	2,449,345
Less: Returns		(46,369)		(33,960)
Less: Discounts		(441,427)		(173,473)
Cost of revenues		449,153		778,807
Gross Profit (loss)		1,069,858		1,463,106
Operating expenses				
General and administrative		726,557		640,987
Sales and marketing		486,576		686,106
Depreciation		19,533		13,510
Total operating expenses		1,232,666		1,340,603
Net Operating Income		(162,808)		122,503
Interest expense		40,820		34,724
Net Income	$	(203,628)	$	87,779

PUFFCUFF LLC
STATEMENT OF MEMBER'S CAPITAL
As of December 31, 2021 and 2020
(Unaudited)

	Member's Equity	Retained Earnings	Total Member's Capital
Balance as of January 1, 2020	$ (344,842)	$ 320,080	$ (24,762)
Member Distributions	(227,114)	-	(227,114)
Net Income (Loss)	-	87,779	87,779
Balance as of December 31, 2020	(571,956)	407,859	(164,097)
Member Distributions	(117,360)	-	(117,360)
Net Income (Loss)	-	(203,628)	(203,628)
Balance as of December 31, 2021	$ (689,316)	$ 204,231	$ (485,085)

PUFFCUFF LLC
STATEMENT OF CASH FLOWS
As of December 31, 2021 and 2020
(Unaudited)

	2021	2020
Operating Activities		
Net Income (Loss)	$ (203,628)	$ 87,779
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add in depreciation	19,533	13,510
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	99,069	24,595
(Increase) Decrease in inventory	(193,747)	8,626
(Increase) Decrease in prepaid expenses	(458)	(1,176)
(Increase) Decrease in deposits	14,771	(25,971)
Increase (Decrease) in accounts payable	(18,867)	(159,518)
Increase (Decrease) in accrued expenses	(17,447)	65,920
Net cash used in operating activities	(300,774)	13,765
Investing Activities		
Purchase of equipment	$ (36,506)	$ 1,291
Leasehold improvements purchases		-
Net change in cash from investing activities	$ (36,506)	$ 1,291
Financing Activities		
Repayments on short term loan	(28,908)	(6,183)
Paypal Loan	61,000	
1863 Venture Funding	300,000	
Ascentium Capital	32,256	
SBA Loan	100,300	150,000
Shopify Loan	(25,759)	25,759
Advances from line of credit	4,750	40,000
Member's contributions, net of distributions	(117,360)	(227,114)
Net change in cash from financing activities	326,279	(17,538)
Net change in cash and cash equivalents	(11,001)	(2,482)
Cash and cash equivalents at beginning of period	23,867	26,349
Cash and cash equivalents at end of period	$ 12,866	$ 23,867

PUFFCUFF LLC
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

PUFFCUFF LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on August 5, 2013. The Company sells hair accessories designed for curly hair. The Company's headquarters are in Marietta, Georgia. The company began operations in 2013.

As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise a concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from additional funding through the SBA using funds available through the Economic Injury Disaster Loan – SBA Loan Covid 19 Relief Funds (see Note 9) and funds from revenue-producing activities if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalent

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $12,866 and $23,867 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2021 and 2020 the Company recognized $1,519,011 and $2,241,912 in net revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 and 2020 the company had $62,712 and $161,781 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment, tools, and leasehold improvements. Depreciation is calculated using the straight-line method over a period of 5 years. As of December 31, 2021 and 2020 the Company had $50,820 and $33,847 in net fixed assets. The following table shows the details of Fixed Assets, net.

	2021	**2020**
Fixed Assets		
Equipment	$ 133,142	$ 98,814
Leasehold improvements	4,400	4,400
Accumulated depreciation	(86,722)	(69,367)
Fixed Assets, net	$ 50,820	$ 33,847

NOTE 4 – LIABILITIES

During 2019, the Company entered into a short-term loan for a total of $27,500, with a fixed fee of $5,511. The payments for this loan are taken directly out of revenues. The loan is secured by future revenues. The loan was paid off in 2020.

During 2020, the Company entered into a short-term loan for a total of $60,000, with a fixed fee of $6,000. The payments for this loan are taken directly out of revenues. The loan is secured by future revenues.

During 2020, the Company entered into a SBA Emergency Injury Disaster Loan for a total of $150,000, with a fixed term of 30 yrs, an interest rate of 3.75%. The payments for this loan begin 24 months from loan origination in 2022. During 2021, the Company received additional funding through the SBA Emergency Injury Disaster Loan of $100,300 which increased the total to $250,300, with a fixed term of 30 yrs, an interest rate of 3.75%. The payments for this loan begin 24 months from loan origination in July 2023.

During 2021, the Company entered into a short-term loan for a total of $61,000, with a fixed fee of $6,923. The payments for this loan are taken directly out of revenues. The loan is secured by future revenues.

During 2021, the Company entered into a Senior Unsecured Revenue Loan agreement for $300,000 with a fixed fee of $120,000. The payments are 3% of revenues each month and the total balance is due to be paid by October 1, 2026.

NOTE 5 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2021 in 2022, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – MEMBERS' CAPITAL

Member contributions

During the years ending December 31, 2021 and 2020 the members of the company made contributions and received distributions of a net amount of $117,360 distribution and $227,114 distribution, respectively.

Contributions, net of distributions from the Company by the members have been and will be accounted for on the balance sheet under "member's equity".

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company leases a facility with a 56 month term beginning January 1, 2020 and ending August 31, 2024. The following table presents future lease payments under operating leases:

Fiscal Year		Leases
2020	$	41,472
2021		45,608
2022		45,608
2023		45,608
2024		45,608
Total minimum lease payments	$	223,904

The Company is currently involved in pending litigation with the previous manufacturing company due to a manufacturers defect in over 176,000 products that were produced for sale. The Company does not believe there will be any liability due to litigation.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and has negative working capital. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

COVID affected the company's US supply chain. One of the company's suppliers had four cases of COVID, which shut down the company for a total of six weeks. The other two partners – manufacturer and co-packer – had to implement social distancing within their workforce, significantly reducing efficiency and capacity. Some of their employees opted to stay home once stimulus checks were issued, further impacting their ability to fulfill orders. This made it very difficult to keep products in stock, and the company's lead time increased 3-fold. Second-quarter revenue decreased, in 3Q2020 the company received an SBA PPP grant preventing the need to lay off or furlough any employees.

Crowdfunding

The Company offered (the "Crowdfunded Offering") up to $1,070,000.00 in Crowd SAFEs (Simple Agreements for Future Equity). The Company raised the amount of $170,989 in this offering from 799 investors.

The Crowdfunded Offering was made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary was entitled to receive a 6% commission fee and 2% of the securities issued in this offering. Thus, the total amount in Crowd SAFEs outstanding, including the Intermediary's commission, is $174,408.78.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.